UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012
GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

 (Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5,
Av. Lázaro Cárdenas 2225,
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Fourth Quarter 2011 Earnings

Monterrey, Mexico, February 23, 2012 –Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited results for the fourth quarter of 2011 today.1

OMA recorded solid results in the fourth quarter 2011.  The recovery of passenger traffic (+7.1%) benefited both aeronautical revenues and non-aeronautical revenues, which increased a combined 29%.

4Q11 Highlights

▪	Passenger traffic increased 7.1% to 3.0 million in 4Q11; domestic traffic increased 9.4%, while international traffic decreased 4.7%.

▪	Aeronautical revenues increased 32.7% as the result of the growth in passenger traffic and the increase in passenger charges and aeronautical services tariffs.

▪	Non-aeronautical revenues increased 18.3% as the result of the development and implementation of commercial and diversification initiatives.

▪	The NH T2 hotel in the Mexico City International Airport increased revenues 9.6%, as a result of an increase in the occupancy rate and higher room rates.

▪	The sum of aeronautical and non-aeronautical revenues per passenger increased 20.4% to Ps. 229.6.

▪	Seven new international routes were opened, as a result of route development efforts.

▪	37 new commercial spaces, car rental, advertising, restaurant, passenger service, and time share locals opened in the 13 airports, as part of the commercial strategy.

__________________________________________
1 Unless otherwise stated, all references are to the fourth quarter of 2011 (4Q11), and all percentage changes are with respect to the same period of the prior year.  The exchange rate used to convert foreign currency amounts was Ps. 13.9787 per U.S. dollar.

▪
The sum of costs and general and administrative expenses, not including the maintenance provision or construction costs, increased 12.1% to Ps. 300 million.  The increase reflected principally higher electricity charges, a new security services contract, and severance paid in the quarter.

▪	Adjusted EBITDA2 was Ps. 342 million in 4Q11, an increase of 50.7%. The Adjusted EBITDA margin of 49.5%, reflecting OMA’S efforts to sustain cash flow generation.

▪	Consolidated net income increased 25.5% to Ps. 231 million, principally because of the growth in revenues. Earnings per share were Ps. 0.58, or US$0.33 per American Depositary Share (ADS).

▪	Capital expenditures were Ps. 233 million in 4Q11.

Operating Results

Passenger Traffic, flight operations, and cargo volumes

The total number of flight operations (takeoffs and landings) increased 1.4%, to 85,350 operations. Domestic flight operations increased 1.9%, and international operations decreased 1.6%.

Total passenger traffic increased 7.1% (+198,822) terminal passengers).

Traffic increased most in the Monterrey (+3.7%) and Tampico (+33.2%) airports. Copa, Volaris, Interjet, Aeromar, VivaAerobus, Magnicharter, and American Airlines saw increases in passenger volumes. The Acapulco (-6.8%) and Mazatlán (-4.2%) airports had the largest decreases.  See Annex Table 1, Passenger Traffic for more detail.

Of total passenger traffic, 85.2% was domestic, and 14.8% was international. Commercial aviation accounted for 96.8% of passenger traffic and general aviation 3.2%. Monterrey generated 46.6% of passenger traffic, Culiacán 9.7%, and Chihuahua 6.8%.

Domestic passenger traffic increased 9.4%.

Eleven airports had increases in domestic traffic. Monterrey (+3.7%) had increases principally on the routes to Mexico City, Cancún, and San José del Cabo. Tampico (+37.3%) had increases on the routes to Mexico City and Monterrey.  Culiacán (+13.4%) had increases on the Mexico City and Tijuana routes.  The Ciudad Juárez (+15.8%) and Reynosa (+47.6%) airports had increases on their Mexico City routes.

______________________
2 Adjusted EBITDA excludes the non-cash maintenance provision and construction revenue and construction expense.  OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report as well as in the Notes to the Financial Information.

Mazatlán (-0.1%) and Zihuatanejo (-0.5%) saw decreases in domestic traffic, principally as a result of decreases on the routes to La Paz and Toluca, respectively.

No domestic routes were opened or closed during the quarter.

International passenger traffic decreased 4.7%.

Five airports had increases in international traffic. The most significant increases were in Zacatecas (+89.7%) and Monterrey (+3.6%).  Zacatecas benefited from the Chicago and Los Angeles routes, while Monterrey had growth on the San Antonio and Chicago routes.

Eight airports had reductions in international passenger traffic, with the most significant decreases in Acapulco (-68.8%), Mazatlán (-8.7%), and Zihuatanejo (-13.0%). The affected routes were those to Houston, Dallas, and Denver.

Seven international routes opened in the quarter.
Air Cargo volumes increased 4.7%. Of total air cargo volume, 59.3% was domestic and 40.7% was international.

Non-aeronautical and commercial operations

During 4Q11, OMA continued to increase and improve the commercial offering and passenger services available in its airport terminals. Thirty-seven new retail, car rental, advertising, restaurant, passenger service, and time-share services operations opened in all 13 airports, improving its services.  The occupancy rate of our commercial space was 92%, as a result of the initiatives to achieve steady growth of commercial revenues even while expanding the total amount of space available.

One initiative should be noted.  In October 2011, OMA started operating the strip mall on the access road to the Monterrey Airport; the first tenant is a 7-Eleven convenience store.

Detail of commercial initiatives implemented in OMA Airports			
Airport	Type	Quantity	Opening date
Culiacán	Car rental	1	Oct-2011
Durango	Car rental	1	Oct-2011
San Luis Potosí	Car rental	1	Oct-2011
Reynosa	Car rental	1	Oct-2011
Tampico	Car rental	1	Oct-2011
Monterrey	Retail	1	Oct-2011
San Luis Potosí	Advertising **	1	Oct-2011
Ciudad Juárez	Hotel marketing	1	Oct-2011
Zihuatanejo	Time share	1	Oct-2011
Acapulco	Passenger service *	1	Nov-2011
Ciudad Juárez	Passenger service *	1	Nov-2011
Culiacán	Passenger service *	1	Nov-2011
Chihuahua	Passenger service *	1	Nov-2011
Monterrey	Passenger service *	6	Nov-2011
Mazatlán	Passenger service *	1	Nov-2011
Tampico	Passenger service *	1	Nov-2011
Zihuatanejo	Passenger service *	1	Nov-2011
Acapulco	Advertising **	1	Nov-2011
Monterrey	Car rental	1	Nov-2011
Monterrey	Retail	1	Nov-2011
Monterrey	Retail	2	Dec-2011
Zihuatanejo	Retail	1	Dec-2011
Monterrey	Restaurant	3	Dec-2011
San Luis Potosí	Restaurant	1	Dec-2011
Torreón	Restaurant	1	Dec-2011
Acapulco	Advertising **	1	Dec-2011
Chihuahua	Advertising **	1	Dec-2011
Monterrey	Car rental	1	Dec-2011
Zacatecas	Car rental	1	Dec-2011

* Not occupying a commercial space

** Not permanent installation

NH Terminal 2 Hotel Operations

The NH T2 hotel in Mexico City had an average occupancy rate of 82.8%, as compared to 81.8% in 4Q10. Revenue per available room (RevPAR) was Ps. 1,554 in 4Q11.  The NH T2 hotel had 20.7% market share in the Mexico City airport hotel market, compared to 19.4% share of the total rooms.

Financial Results

Revenues

The sum of aeronautical and non-aeronautical revenues increased 29.0% to Ps. 691 million.  Total revenues, which also include construction revenue, increased 20.2% to Ps. 774 million.  The increase in aeronautical revenues was the result of the increase in passenger traffic and the increase in passenger charges and tariffs for airport services effective April and October 2011. Non-aeronautical revenues rose 18.3%, principally because of the commercial and advertising initiatives and higher revenue from the NH T2 hotel.

In 4Q11, non-aeronautical revenues were 23.7% of total aeronautical and non-aeronautical revenues. In 2006, when OMA carried out its IPO, non-aeronautical revenues were only 18.8% of the total.

The Monterrey airport contributed 48.7% of the sum of aeronautical and non-aeronautical revenues, Culiacán 8.7%, and Mazatlán 6.2%.

Construction revenues were Ps. 82 million, which is the value of improvements to concessioned assets made during the quarter, compared to Ps. 108 million in 4Q10. (See Notes to the Financial Information.)

Aeronautical revenues increased 32.7% to Ps. 527 million. Domestic passenger charges increased 45.3% as a result of tariff increases under the maximum rate agreement and increased domestic traffic. International passenger charges increased 32.5%. Aeronautical revenue per passenger increased 23.9% to Ps. 175.1.

Non-aeronautical revenues increased 18.3%, largely because of the commercial and advertising initiatives in its airports.

NH T2 hotel revenues increased 9.6% to Ps. 38 million. Room rental was 80.8% of hotel revenues, food and beverages 15.7%, and other services 3.5%.

Advertising revenues increased 83.9%, principally because of the renegotiation of the advertising agreement and new, alternative advertising initiatives in its airports. Car rental revenues rose 28.1% as a result of a new system for selecting car rental brands.  OMA Carga revenues rose 25.4% as a result of an increase in market share in the handling of imports.  Other commercial revenues rose 16.4% as a result of the increased volume of passenger service establishments.

Monterrey contributed 44.4% of non-aeronautical revenues, the NH T2 hotel 23.0%, Mazatlán 5.3%, and Culiacán 4.4%.

Non-aeronautical revenue per passenger increased 10.5% to Ps. 54.5. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 13.2% to Ps. 42.0.

Costs and operating expenses

Total cost of services and general and administrative expenses, excluding the maintenance provision and construction costs, increased 12.0%, principally because of higher electricity rates, a new security services contract, minor maintenance, and severance payments.

The airport concession tax increased 27.7% because of the growth in revenues.  The technical assistance fee increased 40.1%, in line with the increase in EBITDA generated by the airports.

Depreciation and amortization increased 12.9%, as a result of increased investments, particularly for checked baggage screening equipment.

Total costs and expenses in 4Q11 were Ps. 516 million, an increase of 10.6%.

Adjusted EBITDA and Operating Income

Adjusted EBITDA was Ps. 342 million in 4Q11, an increase of 50.7%. The Adjusted EBITDA margin was 49.5%.

OMA calculates Adjusted EBITDA as shown in the table below. The Adjusted EBITDA margin is calculated against the sum of aeronautical and non-aeronautical revenues. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income was Ps. 257 million, and the operating margin was 33.2%. The increase in operating margin principally results from higher revenues.

Financing expense and taxes

Comprehensive financing expense was Ps. 19 million in 4Q11, a decrease of 16% resulting from the refinancing of debt during the year on more favorable terms. In July 2011, OMA completed the placement of Ps. 1,300 million 5-year peso-denominated bonds (Certificados Bursátiles) in the domestic market at an interest rate of 28-day TIIE plus 70 basis points.

The income tax provision reflects the adoption of IFRS accounting.  On the one hand, depreciation and amortization was lower as a result of not recognizing the effects of inflation on the valuation of assets and concessioned properties; this increased operating income and generated higher cash income tax. On the other hand, there was a benefit from the provision for deferred single rate corporate tax (IETU). While the effects of inflation are no longer recorded in the financial accounts, they are still included in tax accounting, generating a credit for deferred IETU.

In addition, there is an increase in deferred income tax as a result of new financial projections, which are based on the master development plan and maximum rates for the period 2011-2015 approved by the SCT in December 2010.  The projection of higher revenues required an increase in the deferred income tax provision.

Net Income
Consolidated net income and Net income of controlling interest were each Ps. 231 million, increasing 26%.  The increases resulted principally from higher revenues.

Earnings per share were Ps. 0.58, and earnings per ADS were US$0.33 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

Capital expenditures

During 4Q11, capital expenditures were Ps. 233 million, including Master Development Plan (MDP) investments and strategic investments.

The most important investments during the fourth quarter were:

▪	Expansion of Terminal C at the Monterrey airport.

▪	Rehabilitation of the Zacatecas runway and platforms.

▪	Rehabilitation of the asphaltic carpet of the Culiacán runway and commercial aviation platform.

▪	Acquisition of the checked baggage screening equipment for Monterrey.

▪	Design, construction, and installation of equipment and systems for the checked baggage screening system for the Monterrey airport.

▪	Design, installation, and putting into service closed-circuit TV systems in 10 airports, including Acapulco, Ciudad Juárez, Culiacán, Mazatlán, and Zihuatanejo.

▪	Building of a perimeter wall at the Acapulco airport.

▪	Build-out and construction of corporate office space.

Cash flow statement

In the full year 2011, operating activities generated cash of Ps. 684 million compared to Ps. 410 million during 2010. The increase was principally because of increased revenues and improved working capital management in 2011.

As of December 31, 2011, the balance sheet had a total of Ps. 1,535 million in long-term debt, of which Ps. 1,300 million was the 5-year Notes that OMA placed in the domestic market in July 2011, at an interest rate of 28-day TIIE plus 70 basis points. OMA used part of the proceeds to prepay Ps. 1,006 million in debt.  In addition, OMA is continuing to acquire baggage screening equipment; accordingly, the UPS Capital loan was increased by US$ 2 million.

Of the Ps. 1,535 million in long-term debt, Ps. 462 million net were an inflow in the year. These resources were principally used to finance capital expenditures.

Investment activities used cash of Ps. 430 million.

Dividend payments during 2011 were Ps. 399 million.

OMA had a net increase in cash of Ps. 211 million during 2011, with a balance of cash and cash equivalents of Ps. 524 million as of December 31, 2011. (See Annex Table 4).

OMA has no exposure to any financial derivative instruments as of the date of this report.

Full Year 2011 Summary

OMA generated 14.7% growth in the sum of aeronautical and non-aeronautical revenues in 2011, with an increase of passenger traffic volumes of 1.6%. Aeronautical revenues per passenger increased 11.4% and non-aeronautical revenues per passenger increased 17.8%. The increase in non-aeronautical revenues of 19.7% was driven by the maturation of the NH Terminal 2 Hotel (+42.3% revenue growth), advertising (+61.8%), commercial leases (+10.6%), and OMA Carga (+17.2%).

The decrease of 3.6% in costs and general and administrative expenses (not including the maintenance provision, construction costs, or hotel expenses) was principally the result of the provision for doubtful accounts from the bankruptcy of Mexicana during 2010. Adjusted EBITDA increased 33.8% to Ps. 1,250 million; operating income reached Ps. 919 million, and net income was Ps. 616 million. Earnings per share were Ps.1.54 and earnings per ADS were US$ 0.88.

OMA’s investment program focused on meeting its investment commitments to provide services that meet the highest standards of quality and security. The acquisition and installation of the Baggage Handling System was completed.  Total Capex in 2011 was Ps. 741 million.

2012 Outlook

OMA estimates that passenger traffic growth in 2012 will be between 2.5% and 3.5%. The sum of aeronautical and non-aeronautical revenues is expected to increase between 8% and 12%.  The Adjusted EBITDA margin is expected to be in the range of 48.5% to 51.0%. OMA expects that capital expenditures in 2012 under the Master Development Plan will be approximately Ps. 700 million. OMA is providing this outlook based on internal estimates. A number of factors could have a significant effect on the estimates of traffic, revenue growth, Adjusted EBITDA, and Capex. These include changes in airline expansion plans, ticket prices and other factors affecting traffic volumes, the evolution of commercial and diversification projects, and economic conditions, among others. OMA can provide no assurance that the Company will achieve these results.

Subsequent developments

Third quarterly payment of 2010 dividend: On January 16, 2012, the third quarterly installment of the dividend declared by the Annual Shareholders’ Meeting on April 14, 2011 was paid. The amount was Ps.0.25 per share.

Mazatlán Airport recognized for Airport Service Quality (ASQ):  On February 15, 2012, the Mazatlán International Airport was awarded the ASQ prize from Airports Council International (ACI) in the category Best Airport in Latin America with under 2 million passengers per year.

 OMA (NASDAQ: OMAB; BMV: OMA) will hold a conference call on February 24, 2012 at 11:00 am Eastern time, 10:00 am Mexico City time.

The conference call is accessible by calling 1-877-941-4774 toll-free from the U.S. or 1-480-629-9760 from outside the U.S. The conference ID is 4515795. A taped replay will be available through March 2, 2012 at 877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

Annex Table 2

Liabilities and stockholder's equity			
Current liabilities			
Bank loans	7,840	-	(100.0)
Current portion of long-term debt	135,490	29,181	(78.5)
Trade accounts payable	206,350	187,547	(9.1)
Taxes and acumulated expenses	97,196	89,811	(7.6)
Accounts payable to related parties	179,195	170,045	(5.1)
Taxes payable	46,272	53,016	14.6
Dividend payable	93,208	94,132	1.0
Statutory employee profit sharing	3,534	3,901	10.4
Total current liabilities	769,084	627,633	(18.4)
Long term debt	959,505	1,535,428	60.0
Guarantee deposits	18,857	25,912	37.4
Employee benefits	22,308	52,896	137.1
Other long term assets	752,305	601,068	(20.1)
Deferred taxes	153,562	122,825	(20.0)
Total liabilities	**2,675,623**	**2,965,763**	**10.8**
Capital Stock	6,175,571	4,394,444	(28.8)
Retained earnings	1,364,250	3,355,329	145.9
Share repurchase reserve	405,674	397,557	(2.0)
IFRS adoption accumulated effect	(2,070,407)	(2,070,407)	n.a.
Non-controlling interest in consolidated subsidiaries	7,399	7,577	2.4
Stockholders' equity	**5,882,488**	**6,084,501**	**3.4**
Total liabilities and stockholder's equity	**8,558,110**	**9,050,264**	**5.8**

See Notes to the Financial Information

Annex Table 3

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Income

(Thousands of pesos)

	4Q 10	4Q 11	% Var	12M 10	12M 11	% Var
Revenues						
Aeronautical services	397,295	527,138	32.7	1,652,626	1,870,177	13.2
Non-aeronautical services	138,678	164,059	18.3	491,798	588,670	19.7
Construction services	107,507	82,440	(23.3)	430,029	330,863	(23.1)
Total revenues	**643,480**	**773,637**	**20.2**	**2,574,452**	**2,789,709**	**8.4**
Operating costs						
Cost of services	159,077	160,175	0.7	684,880	602,599	(12.0)
Maintenance provision	16,069	41,421	157.8	64,274	165,685	157.8
Cost of construction	107,507	82,440	(23.3)	430,029	330,863	(23.1)
General and administrative expenses	108,082	139,444	29.0	380,474	432,340	13.6
Concession taxes	25,702	32,814	27.7	103,067	115,979	12.5
Technical assistance payment	11,338	15,888	40.1	47,567	55,150	15.9
Depreciation and amortization	38,766	43,747	12.9	149,232	165,088	10.6
Total operating costs	**466,540**	**515,929**	**10.6**	**1,859,523**	**1,867,704**	**0.4**
Otros expenses (revenues) - net	(4,912)	(895)	n/a	5,589	(2,739)	n/a
Operating income	**172,028**	**256,812**	**49.3**	**720,518**	**919,267**	**27.6**
Comprehensive financing income (expense)						
Interest income (expense) - net	(21,039)	(17,418)	(17.2)	(71,297)	(82,352)	15.5
Exchange gain (loss)- net	(2,194)	(2,014)	(8.2)	1,562	(38,766)	n/a
Comprehensive financing income (expense)	**(23,233)**	**(19,431)**	**(16.4)**	**(69,735)**	**(121,117)**	**73.7**

Annex Table 4

Annex Table 5

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
Fot the years ending on December 31, 2010 and December 31, 2011

	Capital stock Nominal	Restatement for inflation of capital stock	Additional paid in capital	Retained earnings	Reserve for repurchase of shares	Accum. effect from adoption of IFRS	Non-controlling interest	Total stockholder's equity
Balance as of December 31, 2009	4,390,475	1,772,300	29,786	1,121,731	351,837	(2,070,407)	8,717	5,604,439
Dividends declared				(400,000)				(400,000)
Reissuance (repurchase) of shares, net	9,115	3,681			5,674			18,470
Increase in share purchase reserve				(48,163)	48,163			
Net income				660,897			(1,318)	659,580
Balance as of December 31, 2010	4,399,590	1,775,981	29,786	1,334,465	405,674	(2,070,407)	7,399	5,882,488
Declared dividends				(400,000)				(400,000)
Shareholder's meeting agreements		(1,775,981)		1,775,981				
Reissuance (repurchase) of shares, net	(5,146)	-			(2,443)			(7,588)
Increase in repurchase reserve				5,674	(5,674)			
Net income				615,823			257	616,080
Balance as of December 31, 2011	4,394,444	-	29,786	3,325,544	397,557	(2,070,407)	7,577	6,084,501

See Notes to the Financial Information

Annex Table 6

Unaudited Operating Results by Airport

Thousand passengers and thousand pesos

Monterrey	4Q 10	4Q 11	Acapulco	4Q 10	4Q 11
Total passengers	1,352.0	1,401.4	Total passengers	153.2	142.8
Total Revenues	287,021	353,740	Total Revenues	37,630	29,737
Aeronautical services	180,259	245,554	Aeronautical services	21,440	23,728
Non- Aeronatical services	58,749	72,614	Non- Aeronatical services	5,095	6,008
Construction services	48,012	35,572	Construction services	11,096	-
Income from operations	50,978	6,340	Income from operations	26,994	4,727
EBITDA	65,009	21,355	EBITDA	30,056	7,862

Culiacán			Mazatlán		
Total passengers	258.8	292.5	Total passengers	182.7	175.1
Total Revenues	47,082	59,526	Total Revenues	47,851	47,128
Aeronautical services	35,413	49,564	Aeronautical services	27,547	32,049
Non- Aeronatical services	5,071	7,057	Non- Aeronatical services	8,967	8,653
Construction services	6,598	2,905	Construction services	11,337	6,426
Income from operations	(2,844)	1,526	Income from operations	4,941	3,494
EBITDA	(694)	4,093	EBITDA	7,157	5,915

Chihuahua			Zihuatanejo		
Total passengers	193.6	203.2	Total passengers	115.7	109.9
Total Revenues	41,011	55,360	Total Revenues	28,599	26,170
Aeronautical services	26,857	32,799	Aeronautical services	16,036	17,484
Non- Aeronatical services	6,186	6,983	Non- Aeronatical services	3,736	4,558
Construction services	7,969	15,578	Construction services	8,828	4,127
Income from operations	(6,699)	483	Income from operations	14,111	3,841
EBITDA	(5,148)	2,572	EBITDA	16,376	6,246

Notes to the financial information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” Results for 2010 have been reformulated in accordance with IFRS.

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization minus construction revenue plus construction expense and maintenance provision. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provide a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies. Adjusted EBITDA is not defined under IFRS or U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. OMA’s depositary bank is Bank of New York Mellon. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period.  As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

IAS 34 “Interim Financial Reporting”:  This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

  International Financial Reporting Standards (IFRS)

In January 2009, the National Banking and Securities Commission (CNBV) published amendments to its Circular for Issuers to make mandatory the presentation of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) starting with the year ending December 31, 2012, but allowing for early adoption. OMA’s Board of Directors approved early adoption of IFRS for the year ending December 31, 2011.

The financial statements for the year ended December 31, 2010 are the last statements that were prepared in accordance with Mexican Financial Reporting Standards (MFRS). The first consolidated financial statements prepared under IFRS will be those for the year ending December 31, 2011, and consider January 1, 2010 as the start date for the transition to IFRS. As a result, the accounting policies and the valuation methods used by the Company in the preparation of the intermediate financial information differ from those used in the preparation of the financial information for the year ended December 31, 2010. The results reported in the financial statements for December 31, 2010 and for the twelve months ended December 31, 2010 apply the transition rules for numbers previously reported under MFRS. These financial statements have been reformulated for comparative effects under IFRS with effect from the transition date.

Financial statements and other information are presented in accordance with IFRS and their Interpretations. These standards differ in certain significant respects from Mexican Financial Reporting Standards and U.S. GAAP.

The early adoption is intended to meet international requirements in terms of disclosure and transparency of financial information, as well as to aid investors in their evaluation and comparisons with other companies in the same sector, in order to facilitate making investment decisions in the Company.

Following is a description of the changes in the principal accounting policies resulting from the adoption of IFRS:

Adoption of IFRS.  The financial statements for the year ended December 31, 2010 were the last to be prepared in accordance with MFRS.  Effective January 1, 2011, the Company suspended the application of MFRS as the result of the early adoption of IFRS. For comparative purposes, the Company has reformulated the financial statements for 2010 under IFRS. The following table shows the principal income statement and balance sheet effects for 4Q10 and 12M10 as the result of the adoption of IFRS.

The principal changes in accounting policies and their effects on the balance sheet and income statement are as follows.

Investment in Airport Concessions:

Effects of inflation: In accordance with IFRS, the effects of inflation are recognized when accumulated inflation during the prior three years reaches or exceeds 100%. Given that the Mexican environment ceased being hyperinflationary since 1999, the effects of inflation registered through 2007 are cancelled, except for the valuation of certain plant, machinery and equipment accounts that use the assumed cost exception contemplated in IFRS 1.

Amortization of the concession: In accordance with IFRS, the amortization of the concession is based on the term of the concession, which is 50 years. In accordance with MFRS, the amortization of the concession is based on the estimated useful life of the various components that make up the investment in the airport concessions.

Maintenance expenses: In accordance with IFRS, maintenance costs in airports that are approved as part of the Master Development Plan are charged as expenses during the reporting period. In accordance with MFRS, such costs are capitalized as part of assets in the period the outflow is made.

Income taxes: The Company recalculated its deferred taxes under IFRS based on adjusted values for assets and liabilities that require modifications based on the adoption of the new standards.

Employee benefits: Under IFRS, the provision for employee severance is only recorded when it generates the payment obligation or when there are formal retirement plans.

Employee bonuses: Incentives based on earnings are recognized in the period that the employee provided services when the company has a legal or constructive obligation and can estimate the amount of such bonuses. Under MFRS, these amounts were charged against results when they were paid.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the first five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee:  This fee is charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance.  The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

●	Website: http://www.oma.aero

●	Twitter: http://twitter.com/OMAeropuertos

●	Facebook:https://www.facebook.com/pages/Grupo-Aeroportuario-Centro-Norte/112198542130640

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By: /s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: February 24, 2012